Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Agape ATP Corporation, on Form 10-K (File No.333-220144) of our report dated April 1, 2024 with respect to our audits of the consolidated balance sheet of Agape ATP Corporation as of December 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the year ended December 31, 2023, before the adjustments to retrospectively apply the change in accounting related to share consolidation as described in Note 16 and the additional prior year numbers to retrospectively apply the ASU 2023-07, Segment as described in Note 22, which report is included in this Annual Report on Form 10-K of Agape ATP Corporation for the year ended December 31, 2024.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

New York, New York

March 31, 2025